 Exhibit 99.1

News Release

B2Gold Completes the Sale of Nicaragua Assets to Calibre Mining Corp.

Vancouver, October 15, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces today that it has completed the sale of El Limon and La Libertad Gold Mines, the Pavon Gold Project and additional mineral concessions in Nicaragua (collectively, the “Nicaragua Assets”) to Calibre Mining Corp. (“Calibre”) for aggregate consideration of US$100 million (the “Transaction”), subject to adjustment for working capital under the share purchase agreement for the Transaction. Pursuant to the terms of the Transaction, B2Gold received on closing an aggregate of 87,986,666 common shares of Calibre (“Calibre Shares”), representing approximately 28.35% of the issued and outstanding Calibre Shares on closing, US$40 million in cash, a US$10 million convertible debenture (the “Debenture”), and will receive an additional cash payment of US$10 million on October 15, 2020 (the “Additional Payment”) (which Additional Payment may at B2Gold's option be settled in Calibre Shares based on the five-day volume weighted average price of Calibre Shares at the time of such payment and provided it does not result in B2Gold holding over 31% of the issued and outstanding Calibre Shares). The principal amount owing under the Debenture will bear interest at 2% and will be payable in cash on October 15, 2021, and is convertible at a rate of CDN$0.75 per Calibre Share. The Debenture will be a direct, unsecured obligation of Calibre, ranking equally with all other existing and future unsecured indebtedness of Calibre and will be a non-voting security.

“We are pleased to join forces with Calibre in Nicaragua to continue our legacy of ten years of responsible exploration, development and gold production. We are pleased to become Calibre’s largest shareholder and through our roles on their Advisory Board and Board of Directors, we look forward to assisting Calibre’s experienced executive team and the combined B2Gold/Calibre management team in Nicaragua,” said Clive Johnson, B2Gold’s President and Chief Executive Officer.

Concurrently with the closing, Calibre and B2Gold entered into an investor rights agreement which provides, among other things, that for so long as B2Gold holds at least 10% of the issued and outstanding Calibre Shares, it will have pro rata participation rights and piggyback registration rights. Further, until such time as B2Gold no longer holds 10% or more of the issued and outstanding Calibre Shares, B2Gold must give Calibre prior written notice of its intention to sell more than 1% of the then issued and outstanding Calibre Shares in any 30-day period. Upon receipt of such notice, Calibre will have five business days to designate the purchase of all or any portion of such shares, failing which, B2Gold will have the right to sell any remaining shares for an additional 30 days. Additionally, for so long as B2Gold holds at least 5% of the issued and outstanding Calibre Shares, it has the right to nominate one director to the Calibre board of directors, with the initial B2Gold nominee being Dale Craig, Vice President, Operations.

Immediately prior to closing of the Transaction, B2Gold held 5,345,000 Calibre Shares, representing approximately 11.9% of the issued and outstanding Calibre Shares. As a result of closing the Transaction (including prior to the completion of Calibre’s subscription receipt private placement financing), B2Gold now holds 93,331,666 Calibre Shares, representing approximately 30.08% of the total issued and outstanding Calibre Shares, calculated as at today (not taking into account any Calibre Shares that may be issuable on the conversion of the Debenture or the Additional Payment). For further details of the Transaction, please refer to Calibre’s management information circular dated August 30, 2019, as supplemented on October 4, 2019, and available for viewing under Calibre’s SEDAR profile at www.sedar.com.

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B2Gold acquired the Calibre Shares for investment purposes and such shares were acquired pursuant to the Transaction upon the terms and conditions of the share purchase agreement with Calibre. In the future, the Company will evaluate its investment in Calibre from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements, or otherwise. A copy of the early warning report filed by B2Gold in connection with the acquisition of common shares will be available on Calibre’s SEDAR profile. In order to obtain a copy of the early warning report, please contact the Corporate Secretary of the Company at telephone number: +1-604-681-8371. The Company's head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1-604-681-8371	+1-604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, costs, including projected cash operating costs and AISC, capital expenditures, budgets and growth, production estimates and guidance; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: the conversion of inferred mineral resources to indicated mineral resources; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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